311669



M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ______

(03/94)



ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2003

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the first quarter of 2003.

In January 2003, ADB offered its US$1,000,000,000 2.375% Global Notes due 15 March 2006 under its US$20,000,000,000 Global Medium-Term Note Program (the Program). The prospectus of the Program dated 16 July 2001, was previously filed under a Report dated 20 July 2001. Pursuant to a Terms Agreement dated 7 January 2003, Lehman Brothers International (Europe), UBS AG, Credit Suisse First Boston (Europe) Ltd., Daiwa Securities SMBC Europe Ltd., Dresdner Bank AG London Branch, Goldman Sachs International, HSBC Bank plc, Merrill Lynch, Pierce, Fenner & Smith Inc., Nomura International plc, and Tokyo-Mitsubishi International plc, agreed to purchase the principal amount of the Notes at 99.605%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.



ASIAN DEVELOPMENT BANK

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 10 January 2003 and a Supplementary Report dated 14 January 2003.)

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2003 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

ADB NEWS RELEASE	
DATE	PARTICULARS
25 Mar 2003	ADB Supports Tourism Infrastructure Development
25 Mar 2003	New ADB Country Director for Uzbekistan Assumes Office
22 Mar 2003	Mandate to Pursue Water Initiatives to Help Poor
21 Mar 2003	Viet Nam, ADB to Work Together on Rural Water and Poverty
21 Mar 2003	Rural Water and Poverty Action Initiative Announced at Water Forum
20 Mar 2003	ADB and Gender and Water Alliance Develop Partnership
19 Mar 2003	ADB President Calls for More Investment in Water to Reduce Poverty
19 Mar 2003	ADB Calls for Fresh Thinking on Management of Floods
18 Mar 2003	President Opens Water and Cities Plenary
18 Mar 2003	ADB and UN-HABITAT Sign Partnership for Water and Asian Cities Program
17 Mar 2003	ADB Recommits Assistance to Afghanistan, Says Vice-President
17 Mar 2003	*Small Island Countries Call for Global Program of Action*
14 Mar 2003	ADB to Play Key Role at 3rd World Water Forum in Japan
11 Mar 2003	Cleaning Up Water for Harbin, People's Republic of China
10 Mar 2003	ADB Concerned About Philippine Program Performance
8 Mar 2003	ADB President Urges Continued Assistance for Peace Process in Sri Lanka
7 Mar 2003	Agreement Signed on HIV/AIDS Campaign in Greater Mekong Subregion
7 Mar 2003	ADB President Discusses Sri Lanka's Reconstruction Needs in Conflict Affected North and East
7 Mar 2003	Statement From MDB/IMF Heads On International Women's Day
5 Mar 2003	ADB President to Visit Sri Lanka to Enhance Commitment to Poverty Reduction and Development
3 Mar 2003	Helping Philippines Improve Local Government Performance System
25 Feb 2003	Netherlands Contributes Additional US$4 Million to Water Cooperation Fund
22 Feb 2003	ADB Reaffirms Support for Afghanistan Reconstruction in 2003
19 Feb 2003	Reforming the Philippines' Higher Education Body
18 Feb 2003	Senior ADB Officials Conclude Hanoi Visit
18 Feb 2003	Loan Signing for Public Administration Reform Program
14 Feb 2003	New Funds for Research into Regional Iron-rich Rice Growth
13 Feb 2003	ADB Team Visiting Hanoi
13 Feb 2003	Signing Ceremony for Health and Sanitation Project in Papua New Guinea
12 Feb 2003	Reconstruction Starts on Philippines' Expressway
6 Feb 2003	Asian Development Bank's 36th Annual Meeting will be in Istanbul
6 Feb 2003	Preparing an Inter-Island Transport Project for Eastern Indonesia
4 Feb 2003	Accelerating Small and Medium Enterprise Financing in Philippines
3 Feb 2003	ADB and Bangladesh Sign US$300 Million in Loan Agreements for Five Projects